Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Cardinal Health Deferred Compensation Plan and the Cardinal Health 401(k) Savings Plan of Cardinal Health, Inc. of our reports (a) dated August 22, 2012, with respect to the consolidated financial statements and schedule of Cardinal Health, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Cardinal Health, Inc. and subsidiaries included in its Annual Report (Form 10-K) for the year ended June 30, 2012 and (b) dated June 21, 2012, with respect to the financial statements and schedules of the Cardinal Health 401(k) Savings Plan included in the Plan's Annual Report (Form 11-K), for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Ernst & Young LLP
Columbus, Ohio
August 22, 2012